SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 10SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                      PURSUANT TO SECTION 12 (b) or 12 (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                  TURINCO, INC.
             (Exact name of registrant as specified in its charter)

         Nevada                                          87-0618509
(STATE OF INCORPORATION)                         (I.R.S. EMPLOYER ID NO.)

1981 E. Murray-Holladay Rd., Salt Lake City, Utah             84117
(Address of principal executive offices)                    (Zip Code)

                                  (801)272-9294
                         (REGISTRANT'S TELEPHONE NUMBER)

    SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12 (g) OF THE ACT: 802,000

    SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12 (b) OF THE ACT: NONE

Title of each class                           Name of each exchange on which
To be so registered                           Each class is to be registered
Common stock: $0.001 Par value                       N/A

THE AGGREGATE MARKET VALUE OF THE VOTING STOCK HELD BY NON-AFFILIATES OF THE REGISTRATION WAS $0.001 AS OF APRIL 30, 2000.

SHARES OF COMMON STOCK OUTSTANDING AS OF APRIL 30, 2000: 802,000

Part I
Item 1

Description of Business

         TURINCO, INC., (hereinafter "The Company") was originally incorporated on June 16, 1977, pursuant to the Nevada Business Corporation Act. Its original Articles of Incorporation provided for authorized capital of One hundred thousand (100,000) shares of common stock with a $0.25 par value. On October 16, 1998, the shareholders of the Company approved an amendment to the Articles of Incorporation changing the authorized capital to one hundred million (100,000,000) shares of common stock with a par value of $0.001 (1 mill) per share and providing for an eight to one forward split of the outstanding shares. The amended Articles were filed with the State of Nevada on December 2, 1998.The Company was formed with the stated purpose of conducting any lawful business activity. However, the contemplated purpose was to engage in investment and business development operations related to mineral research and exploration. The Company's attempts to enter this field were not successful and all attempts to engage in business ended before 1983, and the Company became dormant.

     The Company never engaged in an active trade or business throughout the period from inception through 1998. In September of 1998, the directors determined that the Company should become active and reinstated the Company with the State of Nevada, and began seeking potential operating businesses and business opportunities with the intent to acquire or merge with such businesses. The Company is considered a development stage company and, due to its status as a "shell" corporation, its principal business purpose is to locate and consummate a merger or acquisition with a private entity. Because of the Company's current status having no assets and no recent operating history, in the event the Company does successfully acquire or merge with an operating business opportunity, it is likely that the Company's present shareholders will experience substantial dilution and there will be a probable change in control of the Company.

         The Company is voluntarily filing its registration statement on Form 10-SB in order to make information concerning itself more readily available to the public. Management believes that being a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), could provide a prospective merger or acquisition candidate with additional information concerning the Company. In addition, management believes that this might make the Company more attractive to an operating business opportunity as a potential business combination candidate. As a result of filing its registration statement, the Company is obligated to file with the Commission certain interim and periodic reports including an annual report containing audited financial statements. The Company intends to continue to voluntarily file these periodic reports under the Exchange Act even if its obligation to file such reports is suspended under applicable provisions of the Exchange Act.


         Any target acquisition or merger candidate of the Company will become subject to the same reporting requirements as the Company upon consummation of any such business combination. Thus, in the event that the Company successfully completes an acquisition or merger with another operating business, the resulting combined business must provide audited financial statements for at least the two most recent fiscal years or, in the event that the combined operating business has been in business less than two years, audited financial statements will be required from the period of inception of the target acquisition or merger candidate.

         The Company's principal executive offices are located at:

          1981 E. Murray-Holladay Rd., Salt Lake City, Utah 84117.

Business of Issuer

         The Company has no recent operating history and no representation is made, nor is any intended, that the Company will be able to carry on future business activities successfully. Further, there can be no assurance that the Company will have the ability to acquire or merge with an operating business, business opportunity or property that will be of material value to the Company. Management plans to investigate, research and, if justified, potentially acquire or merge with one or more businesses or business opportunities. The Company currently has no commitment or arrangement, written or oral, to participate in any business opportunity and management cannot predict the nature of any potential business opportunity it may ultimately consider. Management will have broad discretion in its search for and negotiations with any potential business or business opportunity.

Sources of Business Opportunities

         The Company intends to use various sources in its search for potential business opportunities including its officers and directors, consultants, special advisors, securities broker-dealers, venture capitalists, members of the financial community and others who may present management with unsolicited proposals. Because of the Company's lack of capital, it may not be able to retain a fee based professional firm specializing in business acquisitions and reorganizations. Rather, the Company will most likely have to rely on outside sources, not otherwise associated with the Company, that will accept their compensation only after the Company has finalized a successful acquisition or merger. To date, the Company has not engaged nor any prospective consultants for these purposes. The Company does not intend to restrict its search to any specific entered into any definitive agreements nor understandings regarding retention of any consultant to assist the Company in its search for business opportunities, nor is management presently in a position to actively seek or retain kind of industry or business. The Company may investigate and ultimately acquire a venture that is in its preliminary or development stage, is already in operation, or in various stages of its corporate existence and development. Management cannot predict at this time the status or nature of any venture in which the Company may participate. A potential venture might need additional capital or merely desire to have its shares publicly traded. The most likely scenario for a possible business arrangement would involve the acquisition of, or merger with, an operating business that does not need additional capital, but which merely desires to establish a public trading market for its shares. Management believes that the Company could provide a potential public vehicle for a private entity interested in becoming a publicly held corporation without the time and expense typically associated with an initial public offering.

Evaluation

         Once the Company has identified a particular entity as a potential acquisition or merger candidate, management will seek to determine whether acquisition or merger is warranted or whether further Investigation is necessary. Such determination will generally be based on management's knowledge and experience, or with the assistance of outside advisors and consultants evaluating the preliminary information available to them. Management may elect to engage outside independent consultants to perform preliminary analysis of potential business opportunities. However, because of the Company's lack of capital it may not have the necessary funds for a complete and exhaustive investigation of any particular opportunity. In evaluating such potential business opportunities, the Company will consider, to the extent relevant to the specific opportunity, several factors including potential benefits to the
Company and its shareholders; working capital, financial requirements and availability of additional financing; history of operation, if any; nature of present and expected competition; quality and experience of management; need for further research, development or exploration; potential for growth and expansion; potential for profits; and other factors deemed relevant to the specific opportunity. Because the Company has not located or identified any specific business opportunity as of the date hereof, there are certain unidentified risks that cannot be adequately expressed prior to the identification of a specific business opportunity. There can be no assurance following consummation of any acquisition or merger that the business venture will develop into a going concern or, if the business is already operating, that it will continue to operate successfully. Many of the potential business opportunities available to the Company may involve new and untested products, processes or market strategies which may not ultimately prove successful.

Form of Potential Acquisition or Merger

         Presently, the Company cannot predict the manner in which it might participate in a prospective business opportunity. Each separate potential opportunity will be reviewed and, upon the basis of that review, a suitable legal structure or method of participation will be chosen. The particular manner in which the Company participates in a specific business opportunity will depend upon the nature of that opportunity, the respective needs and desires of the Company and management of the opportunity, and the relative negotiating strength of the parties involved. Actual participation in a business venture may take the form of an asset purchase, lease, joint venture, license, partnership, stock purchase, reorganization, merger or consolidation. The Company may act directly or indirectly through an interest in a partnership, corporation, or other form of organization, however, the Company does not intend to participate in opportunities through the purchase of minority stock positions.

         Because of the Company's current status and recent inactive status for the prior eight years, and its concomitant lack of assets or relevant operating history, it is likely that any potential merger or acquisition with another operating business will require substantial dilution of the Company's existing shareholders. There will probably be a change in control of the Company, with the incoming owners of the targeted merger or acquisition candidate taking over control of the Company. Management has not established any guidelines as to the amount of control it will offer to prospective business opportunity candidates, since this issue will depend to a large degree on the economic strength and desirability of each candidate, and correspondent ending relative bargaining power of the parties. However, management will endeavor to negotiate the best possible terms for the benefit of the Company's shareholders as the case arises.

         Management does not have any plans to borrow funds to compensate any persons, consultants, promoters, or affiliates in conjunction with its efforts to find and acquire or merge with another business opportunity. Management does not have any plans to borrow funds to pay compensation to any prospective business opportunity, or shareholders, management, creditors, or other potential parties to the acquisition or merger. In either case, it is unlikely that the Company would be able to borrow significant funds for such purposes from any conventional lending sources. In all probability, a public sale of the Company's securities would also be unfeasible, and management does not contemplate any form of new public offering at this time. In the event that the Company does need to raise capital, it would most likely have to rely on the private sale of its securities. Such a private sale would to available exemptions, if any applies. However, no private sales are contemplated by the Company's management at this time. If a private sale of the Company's securities is deemed appropriate in the future, management will endeavor to acquire funds on the best terms available to the Company. However, there can be no assurance that the Company will be able to obtain funding when and if needed, or that such funding, if available, can be obtained on terms reasonable or acceptable to the Company. Although not presently anticipated by management, there is a remote possibility that the Company might sell its securities to its management or affiliates.

         In the event of a successful acquisition or merger, a finder's fee, in the form of cash or securities of the Company, may be paid to persons instrumental in facilitating the transaction. The Company has not established any criteria or limits for the determination of a finder's fee, although most likely an appropriate finder's fee will be negotiated between the parties, including the potential business opportunity candidate, based upon economic considerations and reasonable value as estimated and mutually agreed at that time. A finder's fee would only be payable upon completion of the proposed acquisition or merger in the normal case, and management does not contemplate any other arrangement at this time. Management has not actively undertaken a search for, nor retention of, any finder's fee arrangement with any person. It is possible that a potential merger or acquisition candidate would have its own finder's fee arrangement, or other similar business brokerage or investment banking arrangement, whereupon the terms may be governed by a pre-existing contract; in such case, the Company may be limited in its ability to affect the terms of compensation, but most likely the terms would be disclosed and subject to approval pursuant to submission of the proposed transaction to a vote of the Company's shareholders. Management cannot predict any other terms of a finder's fee arrangement at this time. It would be unlikely that a finder's fee payable to an affiliate of the Company would be proposed because of the potential conflict of interest issues. If such a fee arrangement was proposed, independent management and directors would negotiate the best terms available to the Company so as not to compromise the fiduciary duties of the affiliate in the proposed transaction, and the Company would require that the proposed arrangement would be submitted to the shareholders for prior ratification in an appropriate manner.

         Management does not contemplate that the Company would acquire or merge with a business entity in which any affiliates of the Company have an interest. Any such related party transaction, however remote, would be submitted for approval by an independent quorum of the Board of Directors and the proposed transaction would be submitted to the shareholders for prior ratification in an appropriate manner. None of the Company's managers, directors, or other affiliated parties have had any contact, discussions, or other understandings regarding any particular business opportunity at this time, regardless of any potential conflict of interest issues. Accordingly, the potential conflict of interest is merely a remote theoretical possibility at this time.

Rights of Shareholders

         It is presently anticipated by management that prior to consummating a possible acquisition or merger, the Company will seek to have the transaction ratified by shareholders in the appropriate manner. Most likely, this would require a general or special shareholder's meeting called for such purpose, wherein all shareholder's would be entitled to vote in person or by proxy. In the notice of such a shareholder's meeting and proxy statement, the Company will provide shareholders complete disclosure documentation concerning a potential acquisition of merger candidate, including financial information about the target and all material terms of the acquisition or merger transaction.

Competition

         Because the Company has not identified any potential acquisition or merger candidate, it is unable to evaluate the type and extent of its likely competition. The Company is aware that there are several other public companies with only nominal assets that are also searching for operating businesses and other business opportunities as potential acquisition or merger candidates. The Company will be in direct competition with these other public companies in its search for business opportunities and, due to the Company's lack of funds, it may be difficult to successfully compete with these other companies.

         As of the date hereof, the Company does not have any employees and has no plans for retaining employees until such time as the Company's business warrants the expense, or until the Company successfully acquires or merges with an operating business. The Company may find it necessary to periodically hire part-time clerical help on an as-needed basis.

Facilities

         The Company is currently using as its principal place of business the offices of its transfer agent located in Salt Lake City, Utah. Although the Company has no written agreement and pays no rent for the use of this facility, it is contemplated that at such future time as an acquisition or merger transaction may be completed, the Company will secure commercial office space from which it will conduct its business. Until such an acquisition or merger, the Company lacks any basis for determining the kinds of office space or other facilities necessary for its future business. The Company has no current plans to secure such commercial office space. It is also possible that a merger or acquisition candidate would have adequate existing facilities upon completion of such a transaction, and the Company's principal offices may be transferred to such existing facilities.

Industry Segments

         No information is presented regarding industry segments. The Company is presently a development stage company seeking a potential acquisition of or merger with a yet to be identified business opportunity. Reference is made to the statements of income included herein in response to Part F/S of this Form 10-SB, for a report of the Company's operating history for the past two fiscal years.

         Item 2.  Management's Discussion and Analysis or Plan of
                           Operation

         The Company is considered a development stage company with no assets or capital and with no operations or income since inception. The costs and expenses associated with the preparation and filing of this registration statement and other operations of the Company have been paid for by a shareholder and officer of the Company, specifically David Collette (see Part I Item 4,"Security Ownership of Certain Beneficial Owners and Management" and Part II Item 4, "Recent Sales of Unregistered Securities"). It is anticipated that the Company will require only nominal capital to maintain the corporate viability of the Company and necessary funds will most likely be provided by the Company's existing shareholders or its officers and directors in the immediate future. However, unless the Company is able to facilitate an acquisition of or merger with an operating business or is able to obtain significant outside financing, there is substantial doubt about its ability to continue as a viable corporation.

         In the opinion of management, inflation has not and will not have a material effect on the operations of the Company until such time as the Company successfully completes an acquisition or merger. At that time, management will evaluate the possible effects of inflation on the Company as it relates to its business and operations following a successful acquisition or merger.

Plan of Operation

         During the next twelve months, the Company will actively seek out and investigate possible business opportunities with the intent to acquire or merge with one or more business ventures. In its search for business opportunities, management will follow the procedures outlined in Item I above. Because the Company lacks finds, it may be necessary for the officers and directors to either advance funds to the Company or to accrue expenses until such time as a successful business consolidation can be made. Management intends to hold expenses to a minimum and to obtain services on a contingency basis when possible. Further, the Company's directors will defer any compensation until such time as an acquisition or merger can be accomplished and will strive to have the business opportunity provide their remuneration. However, if the Company engages outside advisors or consultants in its search for business opportunities, it may be necessary for the Company to attempt to raise additional funds.

         As of the date hereof, the Company has not made any arrangements or definitive agreements to use outside advisors or consultants or to raise any capital. In the event the Company does need to raise capital most likely the only method available to the Company would be the private sale of its securities. Because of the nature of the Company as a development stage company, it is unlikely that it could make a public sale of securities or be able to borrow any significant sum, from either a commercial or private lender. There can be no assurance that the Company will be able to obtain additional funding when and if needed, or that such funding, if available, can be obtained on terms acceptable to the Company.

         The Company does not intend to use any employees, with the possible exception of part-time clerical assistance on an as-needed basis. Outside advisors or consultants will be used only if they can be obtained for minimal cost or on a deferred payment basis. Management is confident that it will be able to operate in this manner and to continue its search for business opportunities during the next twelve months.

         Item 3.        Description of Property

         The information required by this Item 3 is not applicable to this Form 10-SB due to the fact that the Company does not own or control any material property.

          Item 4. Security Ownership of Certain Beneficial Owners and Management

         The following table sets forth information, to the best knowledge of the Company as of April 30, 2000, with respect to each person known by the Company to own beneficially more than 5% of the Company's outstanding common stock, each director of the Company and all directors and officers of the Company as a group.

Name and Address                    Amount and Nature of              Percent
Beneficial Owner                    Beneficial Ownership              of Class

David Colette (Pres/Dir)                     170,000                     21.2%
2572 E.  Bengal Blvd
Salt Lake City, Utah

Stefani Shaner (Sec/Dir)                         -0-                      0.0%
2113 East 10095 South
Sandy, Utah 84092

Darwin Long       *                           40,000                      5.0%
7805 Dolphin Circle
Salt Lake City, Utah 84121

Jackie Long       *                           16,000                      2.0%
7805 Dolphin Circle
Salt Lake City, Utah 84121

Bonnie Ludwig *                               32,000                      4.0%
760 Rahas Rd. #10
Elko, Nv. 89801

Leland Ludwig *                               32,000                      4.0%
760 Rahas Rd. # 10
Elko, NV 89801

Allen Moore *                                 24,000                      3.0%
3400 Monte Vista Dr.
Caser, WY 82601

Marguerite Moore *                            24,000                      3.0%
3400 Monte Vista Dr.
Casper, WY 82601

Gary Lee                                      48,000                      6.0%
4700 South 900 East
Salt Lake City, Ut 84117

Noal Allred *                                 32,000                      4.0%
1632 East 1350 South
Ogden, Utah 84404

Penny Allred *                                10,000                      1.2%
1632 East 1350 South
Ogden, Utah 84404

All officers and
directors as a group                         170,000                    21.19%

* Although individually not more than five per cent, the holdings of husband and wife are aggregated under the SEC rules for the purposes of determining five per cent holders.

Item 5

Directors, Executive Officers, Promoters and Control Persons

The Directors and Executive Officers of the Company are as follows:

                                                                     Position
Name              Age                     Title                     Held Since

David Colette     44                President and Director             9/5/98

Stefani Shaner    53                Secretary/Treasurer               11/10/98
                                            And Director

All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. There are no agreements with respect to the election of directors. The Company has not compensated its directors for service on the Board of Directors or any committee thereof. As of the date hereof, no director has accrued any expenses or compensation. Officers are appointed annually by the Board of Directors and each executive officer serves at the discretion of the Board of Directors. The Company does not have any standing committees at this time.

         No director, Officer, affiliate or promoter of the Company has, within the past five years, filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, or is any such person the subject or any order, judgment or decree involving the violation of any state or federal securities laws.

         The business experience of each of the persons listed above during the past five years is as follows:

David Colette: Director and President
Since 1995 Mr. Colette has been an self employed as a home and office remodel specialist with an emphasis on the design and installation of cables for computer networks and telephony systems and the creation of interior design CAD drawing and layouts. From 1994 to 1995 he was the Director of Project Management Consulting for Loring Cruz Design & Consulting.


Stefani Shaner: Director, Treasurer/Secretary
 Since 1998, Mrs. Shaner has been employed in document control for Wicat Systems inc., a airplane simulator manufacturer, in Lindon, Utah. While there she has provided document control for CAE contracts delivering three different trainer station configuration documentation CD's to customers. From 1995 to 1998, she was a housewife. Prior to that Mrs. Shaner had over twenty years work experience as a computer software technician with various entities.

Item 6.       Executive Compensation

         The Company has not had a bonus, profit sharing, or deferred compensation plan for the benefit of its employees, officers or directors. The Company has not paid any salaries or other compensation to its officers, directors or employees for the years ended December 31, 1998 and 1999, nor at any time during 2000. Further, the Company has not entered into an employment agreement with any of its officers, directors or any other persons and no such agreements are anticipated in the immediate future. It is intended that the Company's directors will defer any compensation until such time as an acquisition or merger can be accomplished and will strive to have the business opportunity provide their remuneration. As of the date hereof, no person has accrued any compensation from the Company.

Item 7.        Certain Relationships and Related Transactions

         In September of 1998, in a private transaction, the Company sold 20,000 shares each to David Collette and Lynn Noerring to cover in order to fund certain expenses of the Company. In December of 1999, the Company sold 150,000 shares to David Colette to cover the costs of preparing and filing this registration. Aside from those transactions, during the Company's last two fiscal years, there have not been any transactions between the Company and any officer, director, nominee for election as director, or any shareholder owning greater than five percent (5%) of the Company's outstanding shares, nor any member of the above referenced individuals' immediate family.

Item 8.        Description of Securities

Common Stock

The Company is authorized to issue 100,000,000 shares of common stock, Par Value $0.001, of which 802,000 shares are issued and outstanding as of the date hereof. All shares of common stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of common stock entitles the holder thereof to (i) one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders; (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available therefor; and (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company. Stockholders of the Company have no pre-emptive rights to acquire additional shares of common stock or any other securities. The common stock is not subject to redemption and carries no subscription or conversion rights. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

The Company does not have any preferred stock, authorized or issued.


PART  II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

         No shares of the Company's common stock have previously been registered with the Securities and Exchange Commission (the "Commission") or any state securities agency or authority. The Company's shares are listed to be quoted on the National Quotation Bureau's Pink Sheets ("Pink Sheets"). Inclusion on the "Pink Sheets" permits price quotations for the Company's shares to be published by such service.

          The Company is not aware of any established trading market for its common stock nor is there any record of any reported trades in the public market in recent years. The Company's common stock has never traded in a public market.

         The Company's common shares are subject to the provisions of Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934, as amended (the 'Exchange Act"), commonly referred to as the "penny stock" rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g9(d)(1) incorporates the definition of penny stock as that used in Rule 3a5l-l of the Exchange Act. The Commission generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Rule 3a5l-l provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the Commission; authorized for quotation on The NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the Commission. If the Company's shares are deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse. For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker dealers to trade and/or maintain a market in the Company's common stock and may affect the ability of shareholders to sell their shares.

         As of April 30, 2000 there were 32 holders of record of the Company's common stock. As of the date hereof, the Company has issued and outstanding 802,000 shares of common stock. Of this total, all shares, excepting those issued to the in September of 1998 and in December of 1999, were issued in transactions more than two years ago. (A forward 8-for-1 stock split occurred on December 4, 1998, increasing the number of shares held by existing shareholders, which is not deemed a "new" issuance.) Thus, all but 190,000 shares were issued more than two years ago and may be sold or otherwise transferred without restriction pursuant to the terms of Rule 144 ("Rule 144") of the Securities Act of 1933, as amended (the "Act"), unless held by an affiliate or controlling shareholder of the Company. These 190,000 shares were sold less than two years ago and are what is cmmonly known as "restricted securities". As such they may not be resold except pursuant to an effective registration statement or an applicable exemption from registration. The remaining 517,500 shares are deemed free from restrictions and may be sold and/or transferred without further registration under the Act.

         Transfer Agent & Dividend Policy

         The Company has designated Interwest Transfer Company, Inc., 1981 E. Murray Holliday Road, Holladay, Utah 84117, (801)
272-9294 its transfer agent.


         The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and reinvest future earnings, if any, to finance its operations.

         Item 2.       Legal Proceedings

         The Company is currently not a party to any material pending legal proceedings and no such action by, or to the best of its knowledge, against the Company has been threatened.


Item 3.       Changes in and Disagreements with Accountants

          Item 3 is not applicable to this Form 10-SB.

Item 4.       Recent Sales of Unregistered Securities

         In September of 1998, in a private transaction, the Company sold 20,000 shares each to David Collette and Lynn Noerring to cover in order to fund certain expenses of the Company. In December of 1999, the Company sold 150,000 shares to David Colette to cover the costs of preparing and filing this registration. The transaction is deemed exempt pursuant to Section 4(2) of the Act.

         All other issues of securities by the Company were made more than three years ago.

Item 5.       Indemnification of Directors and Officers

         The Company's Articles and By-Laws provide for indemnification for liability, including expenses incurred in connection with a claim of liability arising from having been an officer or director of the Company for any action alleged to have been taken or omitted by any such person acting as an officer or director, not involving gross negligence or willful misconduct by such person.

         Section 78.751 of the Nevada General Corporation Law allows the Company to indemnify any person who was or is threatened to made party to any threatened, pending, or completed action, suit or proceeding, by reason of the fact that he or she is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee, or agent of any corporation, partnership, joint venture, trust or other enterprise. The Company's By-Laws provide that such a person shall be indemnified and held harmless to the fullest extent provided by Nevada law.


PART F/S

Financial Statements and Supplementary Data
         The Company's financial statements for the years ended December 31, 1999, 1998, and the period June 16, 1977 (date of inception) to December 31, 1999, have been examined to the extent indicated in the reports by Andersen Andersen and Strong, L.C., Certified Public Accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein, on the following eight (8) pages, in response to Part F/S of this Form 10-SB.

                                  TURINCO, INC.

                         FINANCIAL STATEMENTS AND REPORT

                   OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

                      March 31, 2000 and December 31, 1999

                 [LETTERHEAD ANDERSEN ANDERSEN & STRONG, L.C.]
              CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS CONSULTANTS
                   Member SEC Proactice Section of the AICPA

                                                             941 East 3300 South
                                                                       Suite 202
                                                    Salt Lake City, Utah   84106
                                                          Telephone 801-486-0096
                                                                Fax 801-486-0098

Board of Directors
Turinco, Inc.
Salt Lake City, Utah

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have audited the accompanying balance sheets of Turinco, Inc. (development stage company) at March 31, 2000, and December 31, 1999 and the statements of operations, stockholders' equity, and cash flows for the three months ended March 31, 2000 and the years ended December 31, 1999 and 1998 and the period June 16, 1977 (date of inception) to March 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Turinco, Inc. at March 31, 2000, and December 31, 1999, and the results of operations, and cash flows for the three months ended March 31, 2000 and the years ended December 31, 1999, and 1998 and the period June 16, 1977 (date of inception) to March 31, 2000, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is in the development stage and will need working capital for any planned activity, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 4 . These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                      Andersen Andersen & Strong
Salt Lake City, Utah
May  5, 2000

                                  TURINCO, INC.
                          ( Development Stage Company)
                                 BALANCE SHEETS
                      March 31, 2000, and December 31, 1999



                                            Mar 31,             Dec 31,
                                             2000                1999
                                          ----------           ---------
ASSETS

CURRENT ASSETS

   Cash                                    $    -              $     -
                                          ----------           ---------
       Total Current Assets                $    -              $     -
                                          ==========           =========



LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

   Accounts payable                          $ 1,885             $   685
                                          ----------           ---------
       Total Current Liabilities               1,885                 685
                                          ----------           ---------


STOCKHOLDERS' EQUITY

   Common stock
        100,000,000 shares authorized, at
        $0.001 par value; 802,000 shares
        issued and outstanding                   802                 802

       Capital in excess of par value         76,298              76,298

    Deficit accumulated during the
        development stage                    (78,985)            (77,785)
                                          ----------           ---------

       Total Stockholders' Equity
                      (deficiency)            (1,885)               (685)
                                          ----------           ---------




              The accompanying notes are an integral part of these
                             financial statements.

                                  TURINCO, INC.
                          ( Development Stage Company)
                            STATEMENTS OF OPERATIONS
             For the Three Months Ended March 31, 2000 and the Years
              Ended December 31, 1999 and 1998 and the Period from
               June 16, 1977 (Date of Inception) to March 31, 2000



                                                                                                               Jun 16,  1977
                                                      Mar 31              Dec 31            Dec 31          (Date of Inception) to
                                                       2000                1999               1998               Mar  31, 2000
                                                     --------            --------           -------             --------------

REVENUES                                            $       -           $       -          $     -               $          -

EXPENSES                                                1,200               8,285             5,000                     78,985
                                                     --------            --------           -------             --------------

NET LOS                                               $(1,200)          $  (8,285)         $ (5,000)              $    (78,985)
                                                      =======            ========           =======             ==============




NET LOSS PER COMMON
   SHARE

   Basic                                              $     -           $   (.012)         $   (.01)
                                                     --------            --------           -------



AVERAGE  OUTSTANDING
    SHARES

     Basic                                            802,000             664,500           652,000
                                                     --------            --------           -------













              The accompanying notes are an integral part of these
                             financial statements.

                                  TURINCO, INC.
                          ( Development Stage Company)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                  Period from June 16, 1977 (Date of Inception)
                                to March 31, 2000



                                                              Common Stock                    Capital in
                                                            ----------------                  Excess of          Accumulated
                                                     Shares               Amount              Par Value            Deficit
                                                   ----------           ----------          -------------      ---------------

Balance June 16,  1977 (date of inception)                  -           $        -           $          -       $            -

Issuance of common stock for services                  96,000                   96                 11,904                    -
   at $.125 - December  4, 1981

Issuance of common stock for cash                      64,000                   64                 7,936                     -
at $.125 - December 12, 1981

Net operating loss for the year ended
    December 31, 1981                                       -                    -                      -              (12,000)

Issuance of common stock for cash
    at $.0625 - January  10, 1982                     192,000                  192                 11,808                    -

Issuance of common stock for cash
    at $.125  - January 27, 1982                       76,000                   76                  9,424                    -

Issuance of common stock for cash
    at $.125 - February 15, 1982                       40,000                   40                  4,960                    -

Issuance of common stock for cash
    at $.125 - April 10, 1982                          40,000                   40                  4,960                    -

Issuance of common stock for cash
    at $.125  - May 15, 1982                          104,000                  104                 12,896                    -

Net operating loss for year ended
    December 31, 1982                                       -                    -                      -              (52,500)
Issuance of common stock for cash
    at $.125 - September 11, 1998                      40,000                   40                  4,960                    -

Net operating loss for the year ended
   December 31,  1998                                       -                    -                      -               (5,000)








                                  TURINCO, INC.
                          ( Development Stage Company)
            STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY - continued
                  Period from June 16, 1977 (Date of Inception)
                                to March 31, 2000



                                                             Common Stock                  Capital in
                                                           -----------------                Excess of              Accumulated
                                                      Shares             Amount             Par Value                Deficit
                                                     ---------         ---------          ------------             ------------

Contributions to capital by  related parties -
     expenses - 1999                                        -          $       -           $       100             $         -

Issuance of common stock for expenses
   at $.05 - related parties -
     December 10, 1999                                 150,000               150                 7,350                       -

Net operating loss for the year ended
    December 31, 1999                                       -                  -                    -                  (8,285)



Balance December 31, 1999                              802,000               802                76,298                 (77,785)

Net operating loss for the three
   months ended March 31, 2000                             -                   -                     -                  (1,200)



Balance March  31, 2000                                802,000             $ 802              $ 76,298              $  (78,985)
                                                       =======           =======              ========                ========



















         The accompanying notes are an integral part of these financial statements.

                                  TURINCO, INC.
                          ( Development Stage Company)
                             STATEMENT OF CASH FLOWS
             For the Three Months Ended March 31, 2000 and the Years
                 Ended December 31, 1999 and 1998 and the Period
               from June 16, 1977 (Date of Inception) to March 31,
                                      2000



                                                                                                           Jun 16, 1977
                                                      Mar 31           Dec 31            Dec 31         (Date of Inception)
                                                       2000             1999              1998            to Mar 31, 2000
                                                     -------          --------          --------       --------------------

CASH FLOWS FROM
   OPERATING ACTIVITIES

   Net loss                                          $ (1,200)        $ (8,285)         $ (5,000)      $            (78,985)

   Adjustments to reconcile net loss to
       net cash provided by operating
       activities

        Contributions to capital                          -                100               -                          100
      Issuance common stock for services                  -              7,500               -                       19,500
              and expenses
          Change in accounts payable                    1,200              685               -                        1,885




          Net Cash Used From Operations                   -                -              (5,000)                   (57,500)
                                                      -------         --------          --------       --------------------

CASH FLOWS FROM INVESTING
   ACTIVITIES
                                                          -                -                 -                            -
                                                      -------         --------          --------       --------------------
CASH FLOWS FROM FINANCING
   ACTIVITIES

       Proceeds from issuance of common stock
                                                           -               -               5,000                     57,500
                                                      -------         --------          --------       --------------------

   Net Increase (Decrease) in Cash                         -               -                 -                            -

   Cash at Beginning of Period                             -               -                 -                            -
                                                     -------          --------          --------       --------------------

   Cash at End of Period                            $     -          $     -            $    -         $                  -
                                                     ========         ========          ========       ====================




SCHEDULE OF NON CASH OPERATING ACTIVITIES


      Issuance  of   96,000  common  shares  for  services  -  1981                                                $ 12,000
                                                                                                        -------------------
      Contributions to capital - expenses - 1999                                                                        100
                                                                                                        -------------------
      Issuance of 150,000 common shares for expenses - 1999                                                           7,500
                                                                                                        -------------------

                          The accompanying notes are an
                  integral part of these financial statements.

                                   F-6

                                  TURINCO, INC.
                          ( Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS



1. ORGANIZATION

The Company was incorporated under the laws of the State of Nevada on June 16, 1977 with authorized common stock of 100,000 shares with a par value of $0.25. On October 16, 1998 the authorized capital stock was increased to 100,000,000 shares with a par value of $0.001.

On October 16, 1998 the Company completed a forward common stock split of eight shares for each outstanding share. This report has been prepared showing after stock split shares with a par value of $.001 from inception.

The Company is in the development stage and has been engaged in the activity of seeking developmental mining properties however it became inactive after 1982.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Methods

The Company recognizes income and expenses based on the accrual method of accounting.

Dividend Policy

The Company has not yet adopted a policy regarding payment of dividends.

Income Taxes

On March 31, 2000, the Company had a net operating loss carry forward of $78,985. The tax benefit from the loss carry forward has been fully offset by a valuation reserve because the use of the future tax benefit is undeterminable since the Company has no operations. $64,500 of the net operating loss has expired and the remaining amount will expire in 2021.

Basic and Diluted Net Income (Loss) Per Share

Basic net income (loss) per share amounts are computed based on the weighted average number of shares actually outstanding. Diluted net income (loss) per share amounts are computed using the weighted average number of common shares and common equivalent shares outstanding as if shares had been issued on the exercise of the preferred share rights unless the exercise becomes antidilutive and then only the basic per share amounts are shown in the report.

Financial Instruments

The carrying amounts of financial instruments, including accounts payable are considered by management to be their estimated fair values.

                                  TURINCO, INC.
                          ( Development Stage Company)
                    NOTES TO FINANCIAL STATEMENTS (Continued)



2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

Comprehensive Income

The Company adopted Statement of Financial Accounting Standards No. 130. The adoption of this standard had no impact on the total stockholder's equity on March 31, 2000.

Recent Accounting Pronouncements

The Company does not expect that the adoption of other recent accounting pronouncements will have a material impact on its financial statements.

3.  RELATED PARTY TRANSACTIONS

The statement of changes in stockholder's equity shows 802,000 shares of common stock outstanding of which 170,000 shares were issued to related parties.

4.  GOING CONCERN

The Company will need additional working capital to be successful in its future planned activity and to pay its liabilities therefore continuation of the Company as a going concern is dependent upon obtaining additional working capital and the management of the Company has developed a strategy, which it believes will accomplish this objective through additional equity funding, and long term financing, which will enable the Company to operate for the coming year.

PART III



                                  EXHIBIT INDEX



              Exhibit
              Number         Description
              --------------------------------
              3(i)   Articles of Incorporation
              3(ii)  Bylaws

               4 Instruments defining rights of security holders, including indentures.

                      None.

               9      Voting Trust Agreement

                      None

               10     Material Contracts

                      None

               16     Letter re Change in Certifying Accountant

                      None

               21     Subsidiaries of the Registrant

                      None

               27     Financial Data Schedule

SIGNATURES

         Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  TURINCO, INC.
                                  (Registrant)

                              By: /s/ David Colette
                                  David Colette
                                  President and Director

Dated: 23rd day of May, 2000.

         Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on the 23rd day of May, 2000.


/s/ David Colette
David Colette
Director and Chief Executive Officer



/s/ Stefani Shaner
Stefani Shaner
Director and Treasurer